UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 27, 2008

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On August 27, 2008, NTS Realty Holdings Limited Partnership announced that it entered into a Purchase and Sale Agreement with Courtney Estates Holdings LLC, an unaffiliated Delaware limited liability company, to purchase a multifamily property located in Raleigh, North Carolina. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Shell Company Transactions: N/A
(d)   <u>Exhibits</u>:
        99.1   Press release of NTS Realty Holdings Limited Partnership, dated August 27, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner



  By: Gregory A. Wells
  Its: Executive Vice President and CFO

 Date: August 28, 2008

EXHIBIT 99.1



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO   Date: August 27, 2008

<u>**FOR IMMEDIATE RELEASE**</u>

NTS Realty Holdings Limited Partnership Announces Agreement to Purchase Courtney Estates Multifamily Property in Raleigh, North Carolina

Louisville, KY (August 27, 2008) (AMEX: NLP) – NTS Realty Holdings Limited Partnership (the "Company") announced today that it has entered into a Purchase and Sale Agreement (the "Agreement") with Courtney Estates Holdings LLC, an unaffiliated Delaware limited liability company (the "Seller"), to purchase a multifamily property located in Raleigh, North Carolina ("Courtney Estates").

Courtney Estates is a 300-unit garden style apartment community located near Research Triangle Park and Brier Creek Commons Shopping Center, with excellent access to Interstates 40 and 540, offering apartments featuring large floor plans, fully-equipped kitchens, open breakfast bars, separate dining areas, large luxury baths, full-sized washers and dryers, private patios/ balconies, walk-in closets, nine-foot ceilings with crown molding, dressing areas, computer niches, high speed internet access and other custom home features. In addition, the property offers its residents access to an elegant clubhouse with a fully-equipped kitchen/bar area and business center, a heated resort-style pool, spacious sundeck, outdoor eating area with grills, high speed internet access (clubhouse and pool area), a 24-hour sportsplex including a weight room, locker room, indoor basketball court, indoor racquetball court and children's play center, a sand volleyball court, an outdoor children's playground, pet walking stations and a car care center. Some units also have attached garages, vaulted ceilings and garden tubs.

A spokesperson for the Company indicated that, subject to the terms and conditions of the Agreement, the Company has agreed to acquire Courtney Estates for a purchase price of $39.0 million. The Company has until September 26, 2008 to conduct general due diligence on the property. If the Company is satisfied with the results of its due diligence, it must close on its purchase of Courtney Estates by October 26, 2008.

The spokesperson also announced that the Company intends to satisfy the purchase price for Courtney Estates from the proceeds of a mortgage loan secured by the property and from working capital.

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Although the Company believes it will be able to complete the purchase of Courtney Estates, there can be no assurance that the Company will acquire this property on the terms and conditions described in this release or on any other terms and conditions.

About NTS Realty Holdings Limited Partnership

The Company directly, or as a tenant in common with unaffiliated co-owners, currently owns twenty-two properties, comprised of twelve multifamily properties, seven office buildings and business centers and three retail properties. The properties are located in and around Louisville and Lexington, Kentucky, Nashville and Cordova, Tennessee, Richmond, Virginia, Fort Lauderdale, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the American Stock Exchange under the trading symbol "NLP."

Safe Harbor Under the Private Securities Litigation Reform Act of 1995

This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 25, 2008, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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